Ecopetrol Announces Its Results for the Second Quarter of 2013

•	Financial results were in line with the higher production of heavy crude oil, lower international prices of hydrocarbons and expected increase in costs.

•	In the first half of 2013, Ecopetrol´s net income was COP$6.7 trillion, and in the second quarter of 2013 it was COP$3.2 trillion.

•	In the first half of 2013 the average production (Ecopetrol S.A. including interests in affiliates and subsidiaries) was 785.1 mboed[1], rising 4.3% compared to the first half of 2012. In the second quarter of 2013 the average production was 778.1 mboed, with an increase of 2.1% compared to the second quarter of 2012.

BOGOTA, July 31, 2013. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its unaudited financial results, both consolidated and unconsolidated, for the second quarter of 2013, prepared and filed in Colombian pesos (COP$) in accordance with the Public Accountancy Legal Framework (Régimen de Contabilidad Pública, RCP) of Colombia’s General Accounting Office.

Some figures in this release are presented in U.S. dollars (US$) where indicated. The exhibits in this release have been rounded to one decimal place. Figures presented in COP$ billion are equivalent to COP$1 thousand million. Some 2012 figures have been reclassified to be comparable to those of 2013.

Ecopetrol S.A. Financial Results

Unconsolidated
(COP$ Billion)	2Q 2013 *	1Q 2013*	Var. %	2Q 2012	Var. % **	Jan-Jun 2013*	Jan-Jun 2012	Var. %
Total sales	15,322.7	14,771.8	3.7%	14,796.0	3.6%	30,094.6	30,241.5	(0.5)%
Operating profit	4,907.1	5,145.3	(4.6)%	5,760.3	(14.8)%	10,052.5	12,080.3	(16.8)%
Net Income	3,253.8	3,495.7	(6.9)%	3,675.2	(11.5)%	6,749.6	8,018.7	(15.8)%
Earnings per share (COP$)	79.13	85.02	(6.9)%	89.39	(11.5)%	164.15	195.02	(15.8)%
EBITDA	7,302.1	7,746.0	(5.7)%	7,426.8	(1.7)%	15,048.0	16,043.3	(6.2)%
EBITDA Margin	48%	52%		50%		50%	53%

Consolidated
(COP$ Billion)	2Q 2013 *	1Q 2013*	Var. %	2Q 2012	Var. % **	Jan-Jun 2013*	Jan-Jun 2012	Var. %
Total sales	17,595.6	16,745.6	5.1%	16,509.2	6.6%	34,341.3	34,537.2	(0.6)%
Operating profit	5,927.2	5,553.8	6.7%	5,993.5	(1.1)%	11,481.1	12,847.1	(10.6)%
Net Income	3,407.5	3,411.6	(0.1)%	3,657.2	(6.8)%	6,819.2	7,931.2	(14.0)%
EBITDA	7,516.1	7,596.5	(1.1)%	7,420.9	1.3%	15,112.6	15,997.6	(5.5)%
EBITDA Margin	43%	45%		45%		44%	46%

* Not audited

** Between 2Q 2013 and 2Q 2012

Some figures of 2012 were reclassified to be comparable with 2013

1 Thousands of barrels of oil equivalent per day

1

In the opinion of Ecopetrol’s CEO, Javier Gutierrez:

“In the second quarter of 2013, our company continued its growth trend and generated strong results, demonstrating that its business strategy is solid and that the organization is resilient in responding quickly to changing conditions and challenges, such as the downward trend of crude prices in comparison with 2012, transport limitations, and communities blocking operations.

I would specifically like to highlight the following events in each of our areas:

In exploration, we reported one hydrocarbon discovery at the Cusuco-1 well on Block CPO-10 located in the Meta province in Colombia, in which Ecopetrol holds a 100% stake. The well produced crude of 13.8° API with water cuts of 4%. This is Ecopetrol’s third discovery in Colombia during 2013, and led to an exploratory success rate in Colombia in the first half of 2013 of 75%. Also, during the first half of the year our affiliate Hocol drilled two exploratory wells of which one was successful and the other was undergoing evaluation at the end of June.

Additionally we submitted competitive bids for 3 blocks in the Brazil exploratory round, and acquired 31.5% of the Gunflint field on the U.S. Gulf of Mexico. Production of our largest fields rose more than 10% on average.

Regarding transport, on April 1 the contracts between Ecopetrol and Cenit were signed, marking the beginning of a new era in this segment’s business model, which will bring important benefits for our company and for the hydrocarbons sector in Colombia. As a result of this new model, we began paying transport tariffs regulated by the Ministry of Mines and Energy on the main oil pipelines. These higher transport costs are expected to be offset in the future by the higher earnings to be generated by our affiliate Cenit. Additionally, as of June 30th the laying of the regular line of the Bicentenario pipeline was completed.

In the Refining segment I highlight the progress made in the Reficar modernization project.

Financial results were in line with our expectations and reflect the increase in production of heavy crude oil, the lower international prices of hydrocarbons and the expected increases in transport costs. We continued carrying out the cost control initiatives in our operations, especially well maintenance, energy consumption, procurement and refinery maintenance.

We signed a new loan agreement for COP$1.84 trillion, of which COP$1.55 trillion were earmarked for liability management, prepaying an outstanding syndicated loan disbursed in 2009 (extending the term by 5 years and reducing the interest rate by 1.5%). The remaining COP$284 billion will be used to finance our investment plan.

Another highlight was Standard and Poor´s upgrade of our company´s foreign currency rating from BBB- to BBB.

In Health, Safety and Environment (HSE) we maintained the improving trend of the last years, operating within industry standards.

To conclude, I would like to emphasize that we reaffirm our 2013 goals, undertaking measures to mitigate risks, and having moderate cost increases.”

2

Ecopetrol presents its results for the second quarter of 2013

Table of Contents

I. Financial Results		4
a.	Availability of Crude, Natural Gas and Products	4
b.	Sales Volumes	4
c.	Crude, Natural Gas and Product Prices	6
d.	Financial Results	7
e.	Change in EBITDA estimation	10
f.	Cost Control Initiatives	11
g.	Segment Results	11
h.	Cash Flow	13
i.	Balance Sheet	14
j.	Credit Ratings	15
k.	Financing	15
II. Consolidated Financial Results		16
III. Operating Results		18
a.	Investment Plan	18
b.	Exploration	19
c.	Production	21
d.	Refining	22
e.	Transportation	24
f.	Biofuels	25
IV. Organizational Consolidation and Corporate Governance		26
a.	Organizational Consolidation	26
b.	Corporate Governance	26
V. Second Quarter Results Conference Calls		27
VI. Additional Exhibits		28
VII. Subsidiaries Results		34

3

I.    Financial Results

a.	Availability of Crude, Natural Gas and Products

The availability of Ecopetrol S.A. crude, natural gas and products are the following:

Ecopetrol S.A. (unconsolidated)

1) Crude Oil (mbod)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
(+) Net Production	517.8	507.5	2.0%	522.2	500.7	4.3%
(+) Purchases*	188.3	196.5	(4.2)%	192.2	196.6	(2.2)%
(+) Diluent	57.8	55.7	3.8%	58.6	54.9	6.7%
Total	763.9	759.7	0.6%	772.9	752.2	2.8%

2) Natural Gas (mboed)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
(+) Net Production	104.1	90.2	15.4%	103.7	88.8	16.8%
(+) Purchases*	9.5	27.1	(64.9)%	10.2	27.5	(63.1)%
Total	113.6	117.3	(3.2)%	113.9	116.3	(2.1)%

3) Products (mbd)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
(+) Production	223.1	220.3	1.3%	220.6	211.2	4.5%
(+) Local Purchase	5.9	8.1	(27.2)%	6.2	6.7	(7.5)%
(+) Imports	51.8	58.9	(12.1)%	53.5	56.0	(4.5)%
Total	280.8	287.3	(2.3)%	280.3	273.9	2.3%

* Includes royalties from the National Hydrocarbon Agency, royalties from Ecopetrol and other companies; and local purchases from third parties

The main events of second quarter 2013 were:

•	Higher crude production (+10.3 mbod): increased production of the company’s fields and those operated in partnership, primarily in Llanos Orientales and Valle del Magdalena.

•	Lower purchases of crude oil (-8.2 mbod): decreased transport capacity available for Ecopetrol due to the new allocation guidelines in Ocensa pipeline, which drove to lower purchases of crude oil from third parties, in order to give priority to transport the company’s own production.

•	Decreased purchases of gas (-17.6 mboed): due to the lower availability of natural gas royalties given the implementation of a mandate agreement with the ANH in July 2012. Through this agreement, Ecopetrol began trading natural gas royalties on behalf of the ANH without having ownership. This agreement was signed as a result of the Decree 2100 of 2011.

•	Decreased purchases of refined products (-2.2 mbd): reduced refinery maintenance in 2013 allowing supplying the local market with the company’s own production.

•	Lower imports of fuels (-7.1 mbd): gasoline trading operations decreased because of termination of the contracts that supplied the Caribbean.

b.	Sales Volumes

The following is a summary of sales volume:

4

Ecopetrol S.A. (unconsolidated)
Sales volume

Local sales volume (mboed)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Crude Oil	36.2	10.3	251.5%	29.6	9.3	218.3%
Natural Gas	64.1	63.6	0.8%	62.0	60.5	2.5%
Gasoline	66.4	69.7	(4.7)%	68.5	68.0	0.7%
Medium Distillates	117.1	113.1	3.5%	114.2	110.6	3.3%
LPG and propane	14.4	15.6	(7.7)%	14.3	15.9	(10.1)%
Fuel oil	1.7	1.6	6.3%	1.8	1.9	(5.3)%
Industrial and Petrochemical	13.2	12.9	2.3%	12.5	13.8	(9.4)%
Total Local Sales	313.1	286.8	9.2%	302.9	280.0	8.2%

Export sales volume (mboed)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Crude Oil	481.0	456.1	5.5%	457.0	448.8	1.8%
Products	60.4	51.9	16.4%	58.4	52.8	10.6%
Natural Gas	25.5	26.7	(4.5)%	23.5	27.9	(15.8)%
Total Export Sales	566.9	534.7	6.0%	538.9	529.5	1.8%

Sales to free trade zone (mboed)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Crude Oil	69.4	71.6	(3.1)%	72.7	70.1	3.7%
Products	1.0	3.3	(69.7)%	2.0	3.1	(35.5)%
Natural Gas	2.7	6.2	(56.5)%	2.9	4.1	(29.3)%
Total sales to free trade zone	73.1	81.1	(9.9)%	77.6	77.3	0.4%

Total sales volume	953.1	902.6	5.6%	919.4	886.8	3.7%

b.1) Market in Colombia (41% of second quarter 2013 total sales, 33% excluding Free Trade Zone sales: Reficar, Celsia and Comai):

The increase in local sales volume in the second quarter 2013 is mainly the net result of:

1)	Higher local sales volume of the following products:

•	Crude (+25.9 mbod): increase in crude sales in the local market for marine fuels, given restrictions on oil pipeline capacity for exports.

•	Natural gas (+0.5 mboed): incorporation of new clients in the thermal and industrial sectors (+18.5 mboed) that offset the decreased availability of third party natural gas royalties for sale (-18 mboed).

•	Medium distillates (+4.0 mbd):

o	Diesel (+1.6 mbd): Increase in demand.

o	Jet fuel (+2.3 mbd): higher consumption due to new routes and airlines, both in Colombia and abroad.

•	Petrochemicals and industrial products (+0.3 mboed): higher sales of national and imported polyethylene.

2)	A decrease in local sales volume of the following products:

•	Gasoline (-3.3 mbd): decrease in sales as inventories of wholesalers have been sufficient to supply the market.

5

•	LPG and Propane (-1.2 mbd): decreased stake of Ecopetrol in the local market due to the arrival of other non-regulated players.

b.2) International market (59% of second quarter of 2013 total sales, 67% including sales to Free Trade Zone sales: Reficar, Celsia and Comai):

The higher exported volume by Ecopetrol during the second quarter 2013 is explained mainly by:

•	Crude (+24.9 mbod): higher production of Ecopetrol and use of inventories.

•	Products (+8.5 mbd): higher fuel oil production in the Barrancabermeja refinery due to the use of heavier crude feedstock.

However, sales volumes to Free Trade Zone fell due to:

•	Crude (-2.2 mbod): decreased availability of Caño Limón to Reficar.

•	Natural Gas (-3.5 mboed): Adjustment in the second quarter 2012 sales to Celsia, now accounted as a free trade zone.

•	Products (-2.3 mbd): decreased deliveries of propylene due to reduced availability at Barrancabermeja.

The following is a summary of the main destinations of Ecopetrol crude and products exports. This data excludes natural gas exports to Venezuela and volumes sold to Hocol and other third parties. Exports of crude oil and products to Asia continue rising.

Export destinations - Crudes
Destination	2Q 2013	2Q 2012	1H 2013	1H 2012
U.S. Gulf Coast	44.0%	53.0%	42.9%	50.6%
Asia	34.1%	18.7%	34.1%	19.3%
Europe	6.7%	7.2%	7.2%	7.2%
Central America / Caribbean	6.2%	6.0%	6.8%	4.2%
U.S. West Coast	5.9%	8.2%	4.6%	10.2%
South America	1.9%	4.5%	3.2%	5.2%
U.S. Atlantic Coast	1.2%	1.1%	1.2%	2.7%
Canada	0.0%	1.3%	0.0%	0.6%
	100.0%	100.0%	100.0%	100.0%

Export destinations - Products
Destination	2Q 2013	2Q 2012	1H 2013	1H 2012
Asia	54.5%	40.1%	49.9%	47.5%
Central America / Caribbean	31.3%	37.2%	34.9%	20.1%
U.S. Atlantic Coast	14.2%	13.1%	15.2%	20.8%
U.S. Gulf Coast	0.0%	9.6%	0.0%	11.5%
U.S. West Coast	0.0%	0.0%	0.0%	0.1%
	100.0%	100.0%	100.0%	100.0%

c.	Crude, Natural Gas and Product Prices

Prices of crude references (average) (US$/Bl)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Brent	103.3	108.9	(5.1)%	107.9	113.6	(5.0)%
Maya	97.7	99.0	(1.3)%	100.2	104.0	(3.7)%
WTI	94.2	93.5	0.7%	94.3	98.2	(4.0)%

Sales price	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)	Sales volume 2Q 2013 (mboed)	Sales volume 1H 2013 (mboed)
Crude oil basket (US$/Bl)	94.2	100.7	(6.5)%	98.1	106.2	(7.6)%	586.6	559.3
Products basket (US$/Bl)	105.1	110.9	(5.2)%	109.6	116.4	(5.8)%	274.2	271.6
Natural gas basket (US$/Bl)	27.6	27.0	2.2%	27.8	27.6	0.7%	92.2	88.5

6

Crude:

During the second quarter of 2013, the crude oil basket price fell compared to the same period in 2012 due to:

•	The weakening of the international price benchmarks Brent and Maya.

•	Higher share of heavy crude.

•	Larger local crude oil sales indexed to the fuel oil benchmark (as this crude oil is used for marine fuels).

During the second quarter of the year, the crude oil export basket of Ecopetrol was indexed to: Brent (58%) and Maya (42%).

Products:

During the second quarter of 2013, the price of the product sales basket decreased because of a weakening of the international price benchmarks.

Natural gas:

During the second quarter of 2013, the sales price increased due to the higher price of the Guajira natural gas price (Guajira is a regulated price field).

d.	Financial Results

Unconsolidated Income Statement
(COP$ Billion)	2Q 2013*	2Q 2012	∆ ($)	∆ (%)	Jan-Jun 2013*	Jan-Jun 2012	∆ ($)	∆ (%)
Local Sales	4,756.7	4,630.1	126.6	2.7%	9,485.2	9,226.9	258.3	2.8%
Export Sales	8,955.1	8,463.5	491.6	5.8%	17,203.3	17,595.7	(392.4)	(2.2)%
Sales to free trade zone	1,211.5	1,295.3	(83.8)	(6.5)%	2,621.0	2,643.0	(22.0)	(0.8)%
Sales of services	399.4	407.1	(7.7)	(1.9)%	785.1	775.9	9.2	1.2%
Total Sales	15,322.7	14,796.0	526.7	3.6%	30,094.6	30,241.5	(146.9)	(0.5)%
Variable Costs	7,454.9	6,476.9	978.0	15.1%	14,070.0	12,861.1	1,208.9	9.4%
Fixed Costs	2,192.2	1,831.0	361.2	19.7%	4,089.3	3,413.5	675.8	19.8%
Cost of Sales	9,647.1	8,307.9	1,339.2	16.1%	18,159.3	16,274.6	1,884.7	11.6%
Gross profit	5,675.6	6,488.1	(812.5)	(12.5)%	11,935.3	13,966.9	(2,031.6)	(14.5)%
Operating Expenses	768.5	727.8	40.7	5.6%	1,882.8	1,886.6	(3.8)	(0.2)%
Operating Profit	4,907.1	5,760.3	(853.2)	(14.8)%	10,052.5	12,080.3	(2,027.8)	(16.8)%
Non Operating Profit/Loss	224.6	(229.3)	453.9	(198.0)%	375.8	(134.7)	510.5	(379.0)%
Income tax	1,877.9	1,855.8	22.1	1.2%	3,678.7	3,926.9	(248.2)	(6.3)%
Net Income	3,253.8	3,675.2	(421.4)	(11.5)%	6,749.6	8,018.7	(1,269.1)	(15.8)%

Earnings per share (COP$)	79.13	89.39		(11.5)%	164.15	195.02	(30.87)	(15.8)%
EBITDA	7,302.1	7,426.8		(1.7)%	15,048.0	16,043.3	(995.30)	(6.2)%
EBITDA Margin	48%	50%			50%	53%

* Not audited

Some figures of 2012 were reclassified to be comparable with 2013

The following is an explanation of the main variations in results:

Operating income in the second quarter 2013 increased 3.6% (+COP$526.7 billion) despite a 6.2% reduction in average sale price compared to the same period in 2012. This trend was the result of increased:

•	Crude sales volume (+48.6 mbod): +COP$668 billion.

•	Exports at a higher exchange rate COP$/US$: +COP$345 billion.

7

Cost of sales in the second quarter rose 16% versus the same period in 2012, as a result of increases in variable and fixed costs, as explained below:

•	Variable costs: rose 15% (+COP$978 billion), as a consequence of:

An increase in:

o	Hydrocarbon transport costs due to: 1) the new profit center model with higher tariffs set forth by the Ministry of Mines and Energy (Ocensa and ODC since January 1, and in other pipelines since April 1); 2) the beginning operations of Cenit on April 1, 2013; and 3) greater use of tank cars to transport diluent and crude oil: +COP$752 billion.

o	Use of inventories of crude oil and products due to higher volumes sold: +COP$775 billion.

o	Cost of amortization and depletion driven by higher production at Rubiales, Chichimene and Quifa, and an increase in investment capitalizations of these same fields: +COP$104 billion.

A reduction in:

o	Purchased volumes of crude oil and natural gas including: 1) natural gas royalties due to the implementation of the July 2012 mandate agreement with the ANH to sell royalties on its behalf without taking possession of them; and 2) crude oil in Colombia due to lower Ocensa’s capacity available starting March 2013.

o	Average purchase prices, which were 8.0 US$/Bl lower in the second quarter of 2013 compared to the same quarter of 2012: -COP$677 billion.

•	Fixed costs: increased by 20% (+COP$361 billion), as a consequence of:

o	An increase in the delivery of association contract services due to increased subsoil activity and water disposal and an increase in bottom sediment and water cut (BS&W) principally at the Rubiales and Quifa fields: +COP$90 billion.

o	An increase in Ecopetrol’s contracted services, in the areas of leasing, professional services, primarily technological, and surveillance services: +COP$78 billion.

o	The ongoing maintenance program for the reliability of transport infrastructure (this program will run through year 2016) and the well pumping systems of Chichimene and Castilla: +COP$64 billion.

In the first half of this year fixed maintenance costs for the repair and recovery of production after attacks on transportation infrastructure amounted to COP$46 billion.

o	Higher costs from the recent tax reform by which gasoline and diesel, previously taxed, are now exempt from value added tax (VAT). As a result, the VAT paid in the production of those fuels is non-deductible starting 2013 and should be accounted as a higher cost: +COP$80 billion.

o	Higher labor costs from: 1) an increase of 568 employees for operations, +COP$26 billion; 2) compensation and retention programs, COP$6 billion; and 3) the regular salary increase starting July 1, 2012, COP$11 billion: +COP$43 billion.

8

All these costs, except the maintenance program of transport infrastructure and the increase in headcount, are recurrent.

Operating expenditures: Operating expenditures increased by COP$41 billion, equivalent to 5.6% compared to the same period in 2012, due mainly to:

•	Decreased in income recognition of prior years as compared to previous periods (-COP$176 billion). The following expenditures were recognized in 2012 but not in 2013: recovery of provisions for COP$49 billion, a valuation adjustment of COP$57 billion and reversion of stratigraphic wells for COP$47 billion.

•	Higher labor costs due to the increase in staff of supporting areas and its regular adjustment in salary from July 1, 2012: +COP$16 billion.

•	Lower project expenditures (-COP$38 billion).

•	Lower expenditure associated with the pension liabilities (-COP$30 billion).

•	Lower exploratory expenditures (-COP$58 billion).

On the operating expenditures, a reclassification was made to include the financial transactions tax (amounting COP$114 billion) and the equity tax (amounting COP$476 billion) as operating expenses given that such expenditures are considered permanent or recurring and closely related to the operation in Colombia. For this reason, the Colombia’s General Accounting Office defined specific guidelines for the accounting of those taxes as operating expenses. The reclassification is retroactive on previous quarters.

Operating margin was 32% as compared to 39% for the same period in 2012.

The non-operating profit was COP$225 billion in the second quarter of 2013, a gain of COP$454 billion (197%) compared to the non-operating loss of the same period a year ago. This was primarily the result of:

•	COP$154 billion profit from divesting on the El Difícil, Guarimena and Entrerríos fields related to the transfer of rights and the retirement of assets.

•	COP$20 billion in additional revenues from recovery of estimated provisions of dry well and seismic data.

•	Currency exchange gain of COP$51 billion resulting from a devaluation of the Colombian pesos in 2013 (9.09%) versus a revaluation (-8.14%) in 2012.

•	COP$41 billion less in interest payments as a result of lower balance on deposits in second quarter of 2013.

•	COP$56 billion portfolio loss in second quarter 2013 as a consequence of the global financial market crisis.

•	COP$313 billion of higher profit from affiliates (equity method).

The results of subsidiaries (accounted on the equity method) rose from a loss of COP$33 billion in the second quarter of 2012 to a gain of COP$279.6 billion in the second quarter of this year as a result of:

9

•	Transportation: (COP$321 billion) from rising earnings generated by the higher tariffs determined by the Ministry of Mining and Energy in Ocensa and ODC, and Cenit’s earnings in the quarter.

•	Refining: (COP$111 billion), primarily from a lower loss in Reficar (COP$53 billion) and Andean Chemicals Limited (COP$59 billion).

•	Exploration and production: (-COP$120 billion) mainly from a drop in Hocol’s earnings (-COP$41 billion), a higher loss of Ecopetrol Global Energy (-COP$182 billion), and the higher loss of Ecopetrol America Inc. (-COP$79 billion) as a result of exploratory expenses in Will K and Gunflint.

Equity Method: Net income per segment
(COP$ billion)
	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Exploration and Production	(56.3)	63.8	(7.0)	353.9
Refining	(47.5)	(158.8)	(175.0)	(39.7)
Transportation	352.7	31.6	569.9	49.0
Corporate	30.7	30.0	46.3	47.4
Total	279.6	(33.4)	434.2	410.6

The increase of 1% in income tax expenditure (COP$22 billion) in the second quarter of 2013 compared to the same quarter of 2012 is mainly the result of the 2012 tax reform (CREE tax). In the second quarter the adjustment for the CREE corresponding to the entire first half of 2013 was made. Consequently, the effective tax rate for the second quarter of 2013 was 37%, compared with 34% in the second quarter last year. For the first half of this year the effective rate was 35%.

The drop in sales prices in the second quarter of 2013 compared to the same period of last year and the increase in costs caused Ecopetrol’s net earnings to drop by 11.5% compared to the second quarter of last year.

EBITDA decreased by 1.7% in the second quarter of 2013 compared with the same quarter last year and EBITDA margin was 48%, compared with 50% in the second quarter of 2012.

e.	Change in EBITDA estimation

Starting the second quarter of 2013 Ecopetrol adjusted the EBITDA calculation, adopting SEC standards.

In the prior periods, EBITDA was calculated using the following formula:

EBITDA = Operating Income + Depreciations + Amortizations + Provisions.

In order to comply with the guidelines in SEC Regulation G, from the second quarter of 2013 onwards the calculation is as follows:

EBITDA = Net Income + Net Interest + Taxes + Depreciations + Amortizations +/- Extraordinary Items.

10

f.	Cost Control Initiatives

Ecopetrol has continued with the initiatives of systematic cost optimization of its most complex operations and processes. Progress of such initiatives is summarized as follows:

•	Reduction in consumption of imported diluent: use of technologies and infrastructure that allows the company to raise its own production of diluent, as well as improvement in heavy crude. The projects that are currently underway are: 1) Co-dilution with LPG and light crude replacing between 2,000 and 4,000 barrels per day by the end of 2014; 2) Naphtha production at fields starting with preflash plants in order to gradually replace between 15,000 and 30,000 barrels per day of imported naphtha by the end of 2014; and 3) alternatives for improvement of heavy crude. The projects currently underway (1 and 2) are expected to gradually help reduce dilution costs by between US$3 and US$5 per barrel in the period 2015-2020, compared to 2012 dilution costs of US$18 per barrel (between COP$4,500 billion and COP$5,300 billion during the period).

•	Progressive optimization of the cost of water management: incorporation of more efficient technologies and alternatives including agroindustry and reinjection. Considering the estimated increase in volume of water produced from a ratio of 8 bls of water /1 bl of crude in 2013 to a ratio of 19/1 in 2020, these projects are expected to produce a gradual reduction in the cost of water management of between US$2 and US$3 per barrel during the period 2015-2020, compared to the cost were these projects not implemented (between COP$1,600 billion and COP$2,800 billion in the period)

The 2012 cost of water management was US$2.2 per barrel, and if the projects had not been carried out, it would had been of US$5.1 per barrel. These initiatives will gradually stabilize the cost in levels of US$2.7 per barrel.

•	Maintenance costs: ensuring international standards in the maintenance of subsoils, well interventions and surface maintenance, as well as related procurement strategies, allowing for a gradual reduction in maintenance costs of about US$0.60 per barrel in the period 2014-2020.

The 2012 cost of subsoil maintenance was US$0.52 per barrel, and if the projects had not been carried out, it would had been US$1.42 per barrel. These initiatives could gradually stabilize the cost in levels of US$0.84 per barrel.

•	Energy cost: efficient electrical generation using gas, connection to the national system, and strategies of anticipated purchase of demand. The cost of energy is expected to decrease between COP$150 and COP$165 per kilowatt hour between 2014 and 2020 compared with the 2012 cost of energy of COP$402 per kilowatt hour (between COP$1,800 billion and COP$2,200 billion).

•	Standard technical specs for goods and services: optimization of procurement and reduced inventory of spare parts.

g.	Segment Results

As a result of the beginning of operations of Cenit in April of 2013 (Ecopetrol transferred Cenit its transportation assets) starting this quarter the results by segments will be reported on a consolidated basis.

11

Accumulated results by segment	E&P		Refining & Petrochem.		Transportation and Logistics
COP$ Billion	Jan-Jun 2013	Jan-Jun 2012	Jan-Jun 2013	Jan-Jun 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	4,320	5,226	10,531	10,559	369	585
Export Sales	20,253	21,462	4,117	3,861	6	1
Sales of services	43	80	63	17	2,807	1,450
Total Sales	24,616	26,768	14,711	14,437	3,182	2,037
Variable Costs	9,030	9,646	13,621	13,483	206	185
Fixed Costs	2,815	2,471	845	768	1,534	1,009
Cost of Sales	11,845	12,118	14,466	14,251	1,740	1,194
Gross profit	12,771	14,651	245	185	1,442	843
Operating Expenses	1,474	1,337	623	691	451	362
Operating Profit	11,297	13,314	(378)	(506)	991	481
Non Operating Profit/Loss	244	(295)	(271)	26	(20)	(157)
Income tax benefits (expense)	(4,031)	(4,340)	242	183	(467)	(98)
Minority interest	(119)	(196)	1	0	(209)	(17)
Net Income	7,391	8,482	(406)	(296)	295	209

EBITDA	13,801	15,341	26	162	1,528	919
EBITDA Margin	56%	57%	0.2%	1.1%	48%	45%

Exploration and Production

The revenues of the segment in the first semester of 2013 fell 8% compared to the same period of the last year, from COP$26.77 trillion to COP$24.62 trillion. The lower export prices triggered a drop in export sales. In addition, constraints in transport capacity increased sales at the wellhead at a lower price.

The cost of sales decreased 2.2% between the first semesters of 2012 and 2013 thanks to a reduction of 5% in variable costs which fell from COP$9.65 trillion to COP$9.03 trillion. This decline was mainly due to a lower purchase of royalties compared to the first semester of the last year which offset the higher transport costs stemming from the implementation of the tariffs authorized by the Ministry of Mines and Energy in Ocensa and ODC.

On the other hand, fixed costs rose 14%, from COP$2.47 trillion in the first semester of 2012 to COP$2.82 trillion in the first semester of 2013. The increase came mainly from the association contracts, in particular Quifa and Rubiales, where the growth in production and water treatment hit electricity, chemical treatment and trucking costs.

Likewise, during the first semester of 2013 costs in the Guajira association contract rose due to maintenances and the restart of operations of the Riohacha field. This is also the case of the Cravo Norte association contract, due to the repairs from attacks in the Caño Limón-Coveñas pipeline.

Finally, the net income of the E&P segment was COP$7.39 trillion in the first semester of the year, showing a 13% decline compared to last year’s. EBITDA also showed a reduction of 10% compared to the first semester of 2012, reaching COP$13.8 trillion.

Refining2

The earnings of the segment in the first half of 2013 amounted to COP$14.71 trillion, with the following breakdown: local sales of fuels and petrochemicals, 72%; and exports, 28%.

Cost of sales of the segment was COP$14.5 trillion, of which 94% is variable cost and 6% fixed cost. The fixed costs were affected by the charges of the non-discountable VAT according to the tax reform of 2012.

2 Figures of the first half of 2013 includes Reficar´s results for the period January-June of 2013, while for the first half of 2012 includes Reficar´s results for the period January-May of 2012 -as reported in the press release of the second quarter of 2012-. For such reason, segment results for the semesters are not comparable.

12

Non-operating results in the first half of 2013 had a loss of COP$271 billion, mainly from the effect of the exchange rate’s devaluation on the crude oil accounts payable of Reficar and diesel imports of Ecopetrol.

As a result, the segment’s net loss amounted to COP$406 billion.

Transportation

In the transportation segment, earnings for the first half of the year 2013 were up by 56%, from COP$2.04 trillion to COP$3.18 trillion, due mainly to the new Ocensa and ODC business model as a profit center. As a consequence of this change, these companies are now charging the tariffs authorized by the Ministry of Mines and Energy. The increase is also due in part to the higher volume of crude transported through Ocensa, ODC and ODL (Oleoducto de los Llanos) pipelines.

Cost of sales of the segment increased 46% due principally to a COP$420 billion rise in infrastructure maintenance costs associated with the integrity plan carried out to ensure transportation operations.

Operating expenditures increased 25% (COP$89 billion), driven primarily by: 1) the recording of a COP$36.6 billion provision for obsolescence and impairment of assets following the valuation carried out by Ecopetrol S.A. in 2012; 2) COP$19.5 billion associated with product losses stemming from attacks on transport infrastructure; and 3) an approximate COP$17.6 billion associated with Cenit’s administrative costs during the first half of 2013.

Non-operating expenses went from COP$157 billion in the first half of 2012 to COP$20 billion in the first half of this year, attributable primarily to the favorable effect of the devaluation of the exchange rate.

As a result, net income and EBITDA of the transportation segment increased 41% and 66%, respectively.

h.	Cash Flow

COP$ Billion*	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Initial Cash	8,588.6	17,364.8	10,693.1	9,238.0
Cash generated from operations (+)	15,975.1	14,832.5	30,774.5	31,346.8
Cash used in operations (-)	(15,081.8)	(16,291.2)	(25,366.6)	(23,499.0)
Capex (-)	(3,147.5)	(2,195.4)	(6,128.4)	(3,534.2)
Acquisitions (-)	-	-	-	-
Dividend payments (-)	(2,956.9)	(4,919.3)	(6,872.3)	(4,919.3)
Equity offering (+)	-	45.8	-	166.8
New debt (+)	284.9	-	284.9	-
Other inflows (+/-)	307.4	312.7	480.6	916.6
Fx differences (+)	247.0	122.5	351.0	(443.3)
Final Cash	4,216.8	9,272.4	4,216.8	9,272.4

*For reporting purposes, balances in US$ are estimated in COP$ on a monthly base using the average exchange rate. The initial cash balance for each quarter is estimated based on the average rate for the first month and the final balance is estimated based on the average rate for the last month of the quarter.

13

As of June 30, 2013 Ecopetrol had COP$4,216.8 billion in cash and portfolio investments (51% of which was denominated in U.S. dollars).

i.	Balance Sheet

Unconsolidated Balance Sheet
(COP$ Billion)	June 30, 2013	March 31, 2013	∆ $	∆ (%)
Current Assets	17,993.6	17,479.8	513.8	2.9%
Long Term Assets	80,431.1	82,887.3	(2,456.2)	(3.0)%
Total Assets	98,424.7	100,367.1	(1,942.4)	(1.9)%
Current Liabilities	20,948.7	27,280.6	(6,331.9)	(23.2)%
Long Term Liabilities	16,999.4	15,942.2	1,057.2	6.6%
Total Liabilities	37,948.1	43,222.8	(5,274.7)	(12.2)%
Equity	60,476.6	57,144.2	3,332.4	5.8%
Total Liabilities and Equity	98,424.7	100,367.0	(1,942.3)	(1.9)%

Debit Memorandum accounts	141,851.8	133,287.2
Credit Memorandum accounts	128,626.9	110,850.9

Some figures of 2012 were reclassified to be comparable with 2013

The main variations in assets during the quarter were the result of:

•	A reduction in cash and cash equivalents due to: 1) payment of COP$2,957 billion in dividends, 2) payment of the second and third income tax installment of COP$2,626 billion in the months of April and June, which included COP$2,067 billion in prepaid coporate tax for the year 2012, and 3) payment of equity tax and surcharge of COP$238 billion.

•	A decrease in property, plant and equipment of COP$5,184 billion essentially because of: 1) transfer of transportation assets to Cenit in the amount of COP$4,285 billion and 2) constructions in progress, for COP$1,205 billion.

•	A COP$6,454 billion reduction in valuation primarily from the transfer of assets to Cenit for COP$6,347 billion.

The transfer of assets to Cenit explains the increase of COP$4,076 billion in long term investment carried out in June of 2013.

At the end of the second quarter, liabilities represented 39% of assets, a reduction of COP$5,274 billion. The reduction was primarily due to:

•	The payment of COP$2,957 billion in dividends in April (COP$1,580 billion to the Nation and COP$1,377 billion to minority shareholders).

•	Use of the income provision per the filing of the 2012 income tax in the amount of COP$4,205 billion and payment of COP$238 billion of equity tax.

14

•	Increase in financial obligations due to the new COP$1,839 billion syndicated loan (COP$1,554 billion for liability management), and COP$285 billion which was used to finance the investment plan and general corporate purposes.

As of June 2013, Equity was COP$60,476 billion compared to COP$57,144 billion at the close of the first quarter of 2013. The increase is attributed to the income generated in the quarter.

j. Credit Ratings

During the second quarter of 2013 the credit rating agency Standard & Poor’s increased Ecopetrol´s ratings in foreign currency. The following is a summary of the update:

•	Long-term rating in foreign currency: upgraded from BBB- to BBB.

•	Short-term rating in foreign currency: upgraded from A3 to A2.

•	Long-term rating in local currency: remained at BBB+.

•	Short-term rating in local currency: remained at A2.

•	Rating outlook: change from “positive” to “stable”.

•	“Stand alone” rating: remained at bbb-.

The following are the risk ratings in local and foreign currency for Ecopetrol S.A., as of June 30, 2013.

Currency	Agency	Rating	Outlook	Latest update
	Standard & Poor´s	BBB	Stable	April 2013
Foreign	Fitch Ratings	BBB-	Positive	March 2013
	Moody´s	Baa2	Stable	January 2013

Local	Fitch Ratings	AAA	Stable	July 2013

k.	Financing

Ecopetrol signed a loan agreement with seven Colombian banks, the terms and conditions are the following:

•	Principal Amount: COP$1.84 trillion.

•	Interest Rate: DTF (Benchmark rate for fixed-term deposits in Colombia) + 2.5 T.A. (anticipated quarterly rate).

•	Maturity: 12 years with a three-year grace period.

•	Guarantees: None

•	Use of the proceeds:

o	COP$1.55 trillion: Liability management to repay in full an outstanding loan extended by Colombian banks in 2009.

15

o	COP$0.29 trillion: New funds for Ecopetrol S.A.’s investment plan and general corporate expenditures of 2013.

•	Lenders: Banco de Bogotá S.A and Banco BBVA Colombia S.A, as leading banks; and Banco de Occidente S.A, Banco Popular S.A, Banco Comercial AV Villas S.A, Banco Agrario de Colombia S.A and Helm Bank S.A.

II. Consolidated Financial Results3

Consolidated Income Statement
(COP$ Billion)	2Q 2013*	2Q 2012	∆ ($)	∆ (%)	Jan-Jun 2013*	Jan-Jun 2012	∆ ($)	∆ (%)
Local Sales	2,752.8	5,590.0	(2,837.2)	(50.8)%	8,491.0	10,948.0	(2,457.0)	(22.4)%
Export Sales	13,895.8	10,406.6	3,489.2	33.5%	24,375.3	22,595.1	1,780.2	7.9%
Sales to free trade zone	-	-	-	0.0%	-	-	-	0.0%
Sales of services	947.0	512.6	434.4	84.7%	1,475.0	994.1	480.9	48.4%
Total Sales	17,595.6	16,509.2	1,086.4	6.6%	34,341.3	34,537.2	(195.9)	(0.6)%
Variable Costs	7,858.5	7,226.9	631.6	8.7%	15,451.9	15,051.9	400.0	2.7%
Fixed Costs	2,633.9	2,314.2	319.7	13.8%	4,860.2	4,248.2	612.0	14.4%
Cost of Sales	10,492.4	9,541.1	951.3	10.0%	20,312.1	19,300.1	1,012.0	5.2%
Gross profit	7,103.2	6,968.1	135.1	1.9%	14,029.2	15,237.1	(1,207.9)	(7.9)%
Operating Expenses	1,176.0	974.6	201.4	20.7%	2,548.1	2,390.0	158.1	6.6%
Operating Profit	5,927.2	5,993.5	(66.3)	(1.1)%	11,481.1	12,847.1	(1,366.0)	(10.6)%
Non Operating Profit/Loss	(45.7)	(227.7)	182.0	(79.9)%	(77.3)	(448.3)	371.0	(82.8)%
Income tax	2,262.1	2,009.9	252.2	12.5%	4,256.9	4,255.1	1.8	0.0%
Minority interest	211.9	98.7	113.2	114.7%	327.7	212.5	115.2	54.2%
Net Income	3,407.5	3,657.2	(249.7)	(6.8)%	6,819.2	7,931.2	(1,112.0)	(14.0)%

EBITDA	7,516.1	7,420.9		1.3%	15,112.6	15,997.6	(885.0)	(5.5)%
EBITDA Margin	43%	45%			44%	46%

* Not audited

Some figures of 2012 were reclassified to be comparable with 2013

3 For purposes of consolidation of the second quarter of 2013, in addition to Ecopetrol S.A.’s results, those of the following subsidiaries have been included:

Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Pipelines Limited, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Equión Energía Limited, Ecopetrol Global Capital SLU, Cenit Transporte and Logística de Hidrocarburos S.A.S. (“Cenit”).

The consolidated financial statements for the second quarter of 2012 include the following affiliates: Ecopetrol Oleo e Gas Do Brasil, Ecopetrol América Inc, Ecopetrol del Perú S.A., Hocol S.A., Hocol Petroleum Limited, Bioenergy S.A., Andean Chemicals Limited, ECP Global Energy, Propilco S.A., Comai, ODL Finance S.A., Black Gold Re Ltd., Ecopetrol Transportation Company, Oleoducto de Colombia, Ocensa S.A., Reficar, Oleoducto Bicentenario, Ecopetrol Capital A.G., Ecopetrol Transportation Investments Ltd., Equión Energía Limited and Ecopetrol Global Capital SLU.

16

Consolidated Balance Sheet
(COP$ Billion)	June 30, 2013	March 31, 2013	∆ $	Δ (%)
Current Assets	23,859.3	23,009.8	849.5	3.7%
Long Term Assets	90,461.7	91,557.3	(1,095.6)	(1.2)%
Total Assets	114,321.0	114,567.1	(246.1)	(0.2)%
Current Liabilities	24,462.7	29,948.3	(5,485.6)	(18.3)%
Long Term Liabilities	26,873.5	25,348.3	1,525.2	6.0%
Total Liabilities	51,336.2	55,296.6	(3,960.4)	(7.2)%
Equity	60,011.6	56,543.8	3,467.8	6.1%
Minority interest	2,973.1	2,726.7	246.4	9.0%
Total Liabilities and Equity	114,320.9	114,567.1	(246.2)	(0.2)%

Debit Memorandum accounts	153,520.2	145,010.6
Credit Memorandum accounts	128,739.6	115,079.2

Some figures of 2012 were reclassified to be comparable with 2013

The highest contributions to total sales among subsidiaries (without eliminations) in the second quarter of 2013 came from Reficar with COP$1,918 billion, Cenit with COP$636 billion, Ocensa COL$598 billion, Equión with COP$553 billion, Hocol with COP$544 billion and Propilco S.A. with COP$374 billion.

The highest net earnings among subsidiaries (without eliminations) were those of Ocensa with COP$370 billion, Cenit with COP$289 billion, Equión with COP$190 billion, ODL with COP$40 billion, Hocol with COP$34 billion and ODC with COP$19 billion. The highest net losses were reported by Ecopetrol Oleo e Gas do Brasil with COP$112 billion, Ecopetrol América Inc. with COP$84 billion, and Reficar with COP$46 billion.

In Reficar the losses decreased in the second quarter of 2013 in comparison with the same quarter of 2012 due to an increase of 10.5% in exports of high sulphur diesel, jet fuel and gasoline. The increase was the result of production constraints in the second quarter of 2012 because of the shutdown at the cracking unit that lasted more days than expected.

Ecopetrol del Perú, Ecopetrol Oleo & Gas do Brasil, Ecopetrol América y Bioenergy have not yet reported earnings either because they are in the pre-operating stage or are carrying out exploratory activities that have not yielded production (with exception of Ecopetrol América).

All of the transport subsidiaries are being consolidated at the level of the corporate group. Therefore, the financial information of Cenit in this report corresponds to this company individually. Cenit recognizes by means of the equity participation method the earnings of the other transport companies of the business group.

By means of the equity participation method, Invercolsa generated earnings of COP$23.8 billion, Offshore International Group, COP$6.1 billion, Ecodiesel, COP$5.5 billion, and Transgas, COP$0.4 billion.

Ebitda of the second quarter of 2013 amounted to COP$7,516 billion, equivalent to an Ebitda margin of 43%.

17

III. Operating Results

a.	Investment Plan

Ecopetrol´s Capex:

Capex (US$ million)
Business Segment	2Q 2013	Allocation by segment	1H 2013	Allocation by segment
Exploration	95.0	5.4%	145.4	4.5%
Production	900.6	51.5%	1,601.1	50.0%
Refining and Petrochemicals	65.4	3.7%	113.7	3.6%
Transportation*	191.3	10.9%	334.7	10.5%
Supply and Marketing	0.4	0.0%	0.6	0.0%
Subsidiaries**	469.2	26.9%	959.5	30.0%
Acquisitions	1.7	0.1%	3.3	0.1%
Corporate	23.8	1.4%	41.1	1.3%
Total	1,747.4	100.0%	3,199.4	100.0%

* These investments are recovered as costs reimbursed by Cenit to Ecopetrol

**Ecopetrol S.A. investments in subsidiaries do not correspond to the total amount invested in these companies

During the first semester of 2013, Ecopetrol invested US$3,199.4 million, principally in the following segments: 1) Production (50.0%), which included construction of fluid management facilities in the Castilla and Chichimene fields; 2) Contributions to affiliates and subsidiaries (30.0%), which included resources for the modernization project of the Cartagena refinery; and 3) Transport (10.5%), which included investment in the San Fernando Monterrey and Magdalena Medio projects.

18

b.	Exploration

Exploration in Colombia:

Ecopetrol S.A.:

Drilling in Colombia (A3/A2)
Ecopetrol S.A.

2Q 2013					1H 2013
Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3/A2	1	1	0	0	4	3	0	1

*geological success

During the second quarter of 2013, Ecopetrol drilled four stratigraphic wells and eight appraisal wells (A1).

The following is a detailed summary of the exploratory well drilled in the second quarter of 2013:

Ecopetrol S.A.

Type of well	Basin	Block	Well	Result
A3/A2	Llanos	CPO-10	Cusuco-1	Hydrocarbon presence

Hocol S.A.:

Drilling in Colombia (A3/A2) Hocol S.A.

2Q 2013					1H 2013
Type of well	Number of wells	Hydrocarbon Presence*	In evaluation	Dry	Number of wells	Hydrocarbon Presence*	In evaluation	Dry
A3/A2	1	0	1	0	2	1	1	0

*geological success

During the second quarter of 2013, a stratigraphic well was drilled.

The following is a summary of the exploratory well drilled in the second quarter of 2013:

Hocol S.A.

Type of well	Basin	Block	Well	Result
A3/A2	Llanos	CPO-17	Godric-1	Under evaluation

19

International exploration:

Ecopetrol América Inc:

The company acquired BP’s stake in the Gunflint discovery in deep waters of the U.S. Gulf Coast. Ecopetrol America Inc. holds a 31.50% stake. Gunflint discovery is operated by Noble Energy Inc (31.14%). The other partners are Marathon Oil Company (18.23%) and Samson Offshore LLC (19.13%).

At the end of the second quarter of the year, the company was drilling the exploratory well Odd Job and the appraisal well Logan-2.

Ecopetrol Oleo e Gas do Brasil:

The company submitted competitive bids for three offshore exploratory blocks in the eleventh bidding round carried out in Río de Janeiro by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP) of Brazil. The company has a 100% interest in the bids for the POT-M-567 and FZA-M-320 blocks and a 50% interest in the bid for the CE-M-715 block together with Chevron Brasil Ventures APS, who will be the operator and owns the remaining 50%.

20

c.	Production

Ecopetrol´s gross production (including interests in affiliates and subsidiaries)

Production

Ecopetrol S.A. gross oil and gas production (mboed)	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	606.5	597.4	1.5%	9.1	613.5	588.4	4.3%	25.1
Natural Gas*	125.7	112.0	12.2%	13.7	125.5	110.3	13.8%	15.2
Total	732.2	709.4	3.2%	22.8	739.0	698.7	5.8%	40.3

Hocol (mboed)	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	20.5	24.6	(16.7)%	(4.1)	21.0	26.6	(21.1)%	(5.6)
Natural Gas	0.3	0.4	(25.0)%	(0.1)	0.2	0.4	(50.0)%	(0.2)
Total	20.8	25.0	(16.8)%	(4.2)	21.2	27.0	(21.5)%	(5.8)

Savia (mboed)	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	5.8	6.8	(14.7)%	(1.0)	5.6	6.7	(16.4)%	(1.1)
Natural Gas	0.1	0.7	(85.7)%	(0.6)	0.2	0.7	(71.4)%	(0.5)
Total	5.9	7.5	(21.3)%	(1.6)	5.8	7.4	(21.6)%	(1.6)

Equion (mboed)	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	10.3	11.2	(8.0)%	(0.9)	10.8	10.8	0.0%	0.0
Natural Gas	7.5	7.2	4.2%	0.3	6.8	7.0	(2.9)%	(0.2)
Total	17.8	18.4	(3.3)%	(0.6)	17.6	17.8	(1.1)%	(0.2)

Ecopetrol America-K2 (mboed)	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	1.3	1.8	(27.8)%	(0.5)	1.3	1.9	(31.6)%	(0.6)
Natural Gas	0.1	0.1	0.0%	0.0	0.2	0.2	0.0%	0.0
Total	1.4	1.9	(26.3)%	(0.5)	1.5	2.1	(28.6)%	(0.6)

Ecopetrol including affiliates and subsidiares	2Q 2013	2Q 2012	∆ (%)	∆ (bls)	1H 2013	1H 2012	∆ (%)	∆ (bls)
Crude Oil	644.4	641.8	0.4%	2.6	652.2	634.4	2.8%	17.8
Natural Gas	133.7	120.4	11.0%	13.3	132.9	118.6	12.1%	14.3
Total Group's production	778.1	762.2	2.1%	15.9	785.1	753.0	4.3%	32.1

* Gas production includes white products

We highlight the increase in production of the main fields:

Average production in main fields (interest of Ecopetrol) mboed
100% ECP Assets	2Q 2013	2Q 2012	Δ (%)	1H 2013	1H 2012	Δ (%)
Castilla	114.4	113.5	0.8%	117.4	111.6	5.2%
Chichimene	49.8	44.3	12.3%	52.0	43.5	19.5%
Casabe	23.6	22.9	3.0%	23.6	22.3	6.1%
Assets in partnership
Rubiales	120.7	98.7	22.3%	120.9	99.2	21.9%
Quifa	30.1	21.0	43.2%	27.2	21.4	27.0%
La Cira-Infantas	22.9	21.8	5.1%	23.0	21.1	9.2%
Nare	17.4	15.8	9.9%	17.2	16.3	5.5%

Ecopetrol S.A. Production:

21

Average production per type of crude* mboed
	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Light crudes	49.0	64.4	(23.9)%	50.8	62.9	(19.2)%
Medium crudes	214.5	231.9	(7.5)%	216.6	226.9	(4.5)%
Heavy crudes	342.9	301.1	13.9%	346.0	298.6	15.9%
Total	606.5	597.4	1.5%	613.5	588.4	4.3%

*Does not include subsidiary companies

During the second quarter of 2013, heavy crude accounted for 57% of total crude production, compared with 50% in second quarter of 2012.

Lifting cost of Ecopetrol S.A.:

Lifting cost per barrel produced by Ecopetrol S.A. in the first semester of 2013 was US$10.29 (based on the U.S. SEC methodology, which does not include royalties), US$0.30 per barrel more than in the first semester of 2012. This change was the net result of:

•	Higher costs from: 1) management and disposal of water; 2) well workovers; and 3) application of the windfall profit clause which increased the cost of partnership operations: + US$1.00 per barrel.

•	Lower costs from devaluation of the Colombian peso against the U.S. dollar (-US$0.20 per barrel).

•	Lower costs from higher production (-US$0.50 per barrel).

Production from subsidiaries and affiliates of Ecopetrol:

The production from subsidiaries and affiliates decreased due to the following:

•	Hocol: 1) reversion to Ecopetrol of the Palermo block. This had a neutral effect given that the production is transferred from Hocol to Ecopetrol; and 2) decline in the basic production curve of the Ocelote field.

•	Equion: Decline in the basic production curve of the Piedemonte, Cusiana and Recetor fields.

•	Savia: Decline in the basic production curve of the fields San Pedro, Lobitos and Peña Negra.

•	Ecopetrol America Inc: Decline in the basic production curve of the K2 block.

d.	Refining

d.1) Barrancabermeja refinery:

	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Refinery runs* (mbod)	219.7	218.1	0.7%	218.3	209.2	4.3%
Utilization factor (%)	84.3%	79.0%	6.7%	82.1%	71.9%	14.2%

* Includes volumes loaded in the refinery, not total volumes received.

22

Both the refinery’s throughput and the utilization factor increased in the second quarter of 2013 compared with the second quarter 2012, when a general turnaround of the bottom product distillation column and one crude unit took place. Also in the second quarter of this year, another crude unit with less capacity was shut down.

At the end of the second quarter of 2013, the modernization project was 16.1% complete. Planning and construction activities will continue leading up to the turnaround scheduled for September when the crude unit (U-250) is planned to undergo modernization. This turnaround will last 84 days and will demand the import of refined products to assure the supply of local demand.

The Industrial Services Master Plan was 74% complete at the end of the second quarter of 2013.

Costs and margins of the Barrancabermeja Refinery:

The refinery´s operating cash cost for the first semester of 2013 was US$6.75 per barrel, US$0.07 per barrel less than the same period of last year, which was the result of:

•	Higher industrial services costs: +US$0.31 per barrel.

•	Lower costs associated with higher throughput at the refinery: -US$0.26 per barrel.

•	Devaluation of the Colombian peso vs. the U.S. dollar: -US$0.12 per barrel.

	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Refining Margin (USD/bl)	11.1	12.5	(11.2)%	12.8	9.3	37.6%

Gross refining margin in the second quarter of 2013 decreased compared to the same period of last year due to: 1) lower yields of valuable products (gasoline and diesel) caused by the use of heavier feedstock in the absence of light crude; and 2) lower crack spreads on heavy crude oils.

d.2) Reficar (Cartagena Refinery):

	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Refinery runs* (mbod)	72.5	73.1	(0.8)%	74.1	73.4	1.0%
Utilization factor (%)	84.3%	70.7%	19.2%	82.4%	60.9%	35.3%

* Includes volumes loaded in the refinery, not total volumes received.

In the second quarter of 2013, throughput decreased compared to the same period in 2012, due to: 1) the operational limitation on the crude unit; and 2) decreased availability of light crude.

The utilization factor in the second quarter increased as a result of none unscheduled turnarounds during the quarter. There was one turnaround at the cracking unit in the second quarter of last year.

	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Refining Margin (USD/bl)	3.7	5.6	(33.9)%	4.9	5.5	(10.9)%

Gross refining margin decreased in the second quarter of 2013 compared to the same period of last year as a result of: 1) higher feedstock price; and 2) lower crack spreads on heavy crude oils.

23

As of June 30, 2013, the expansion and modernization project was 82.5% complete. At the end of the second quarter the progress in each of the work streams was as follows:

Work Streams	Percentage Complete
Detail engineering	100.0%
Procurement	99.2%
Module construction	100.0%
Construction (began October 2011)	56.7%

e.	Transportation

Transported volumes (mbod)	2Q 2013	2Q 2012	∆ (%)	1H 2013	1H 2012	∆ (%)
Crude	944.0	924.8	2.1%	950.1	920.4	3.2%
Refined Products	240.0	223.5	7.4%	239.1	230.2	3.9%
Total	1,184.0	1,148.3	3.1%	1,189.2	1,150.6	3.4%

The methodology used to calculate transported volumes was modified in order to reflect the volumes associated with the systems that allow for transportation of crude oil via pipeline to export ports and the Barrancabermeja refinery, including the Ocensa and ODC affiliate systems.

For the segment of refined product transport via multipurpose pipeline, an adjustment was made to eliminate volumes associated with the Pozos Colorados – Galán system4, since these volumes are, in turn, transported by the other systems whose starting point is the Galan station in Barrancabermeja.

For comparison purposes, the volumes of prior periods have been recalculated.

In the second quarter of 2013, daily average transported volume increased due to the rise in transported volumes through affiliates, mainly Ocensa and Oleoducto de Colombia (in March of 2013 the fourth unit at the Vasconia station began to operate, which helped increase the oil pipeline’s capacity from 195 to 236 mbd).

Bicentenario Oil Pipeline:

As of June 30, 2013, the laying of the regular line was finished, with two river crossings still in progress.

CENIT S.A.:

On April 1, 2013, Ecopetrol transferred Cenit its transport assets (oil and multipurpose pipelines). Cenit signed several contracts with Ecopetrol that regulate relations between the two companies:

•	“Ship-or-pay” contracts for transporting crude and products, by means of which Cenit will transport Ecopetrol hydrocarbons, receiving as compensation payment at regulated tariffs. These contracts ensure the necessary capacity for transporting Ecopetrol production.

•	Contracts between Cenit and Ecopetrol for operation and maintenance of Cenit assets.

4 Average volume transported by this system in the second quarter of this year was 73.1 mbd, compared with 64.5 mbd in the same period of 2012.

24

Currently, Ecopetrol’s cost of transport is accounted as the payment of a rate per barrel from Ecopetrol to Cenit.

Ocensa and ODC changed their business model from a cost center (where the rate only covered operating and maintenance costs) to a profit center (where the tariff is that authorized by the Ministry of Mines and Energy), generating income and dividends. These dividends are reflected in Ecopetrol’s statement of results as earnings by means of the participation method.

Cost per barrel transported:

Ecopetrol’s cost per barrel transported for the first semester of 2013 was US$5.65 per barrel, compared to US$3.52 per barrel of the same period of last year, an increase of US$2.13 per barrel, which was the result of:

Higher costs associated with:

•	Cost effect (+US$1.98 per barrel), from the combined result of:

o	Implementation of pipeline integrity strategies to ensure reliability of the infrastructure and reduce operating risk.

o	Increase in air surveillance and security.

o	Higher costs in third-party systems, due to the increase in transport tariffs.

•	Volume effect (US$+0.21 per barrel):

o	Lower volumes transported for Ecopetrol between the first half of 2012 and the same period of 2013 (237.8 million barrels as of June 2012 vs. 227.4 million cumulative barrels for the same period of 2013), as a result of capacity restrictions of the Caño Limón-Coveñas and Oleoducto Transandino (OTA) systems because of attacks.

•	Devaluation of the Colombian peso vs. the U.S. dollar: -US$0.06 per barrel.

f.	Biofuels

Ecodiesel Colombia S.A.:

Biofuel production in the second quarter of 2013 was 27,345 tons, a 0.7% increase in production compared to the second quarter of the last year due to greater operating efficiency at the plant.

Bioenergy S.A.:

As of June 30, 2013, the Bioenergy project reached 75.0% progress (77.6% in the industrial stream and 68.8% in the agricultural stream).

25

IV. Organizational Consolidation and Corporate Governance

a.	Organizational Consolidation

Health, safety and environment (HSE):

HSE*	2Q 2013	2Q 2012	1H 2013	1H 2012
Accident frequency index (accidents per million labor hours)	0.72	0.84	0.89	0.79
Environmental incidents	5	11	10	17

*Indicator results are subject to change after the end of the quarter given that certain accidents and incidents could be reclassified depending on the final results of the investigations.

Science and technology:

During the second quarter of 2013, two patents were granted to Ecopetrol:

•	Colombia: “System for the generation of electric energy using low velocity wind energy with two blade booster systems”.

•	Mexico: “Dispenser equipment and procedure for plugging secondary lines in fluid transport pipelines based on such equipment”.

Recognitions:

•	Ecopetrol is the most valuable brand in Colombia and the seventh in Latin America, according to the ranking of the international consulting firm Millward Brown.

•	Ecopetrol was named the most socially responsible company and the most admired in the country in a Business Elite study conducted by Datexco y Portafolio.

•	Ecopetrol was ranked the best company to work for in the country for the fourth year in a row in the 2013 Monitor Empresarial study on corporate reputation, conducted by Merco.

b.	Corporate Governance

Stakeholders:

The following are important milestones for the second quarter of 2013:

•	A public hearing on the city of Pereira with the participation of more than 1,200 people from communities in the provinces of Valle del Cauca, Risaralda and Caldas.

•	Meetings with stakeholders from the following municipalities: Toledo, Manizales, Pereira, Dosquebradas, Cartago, Coveñas, Orito, Puerto Caicedo, La Hormiga and Chinácota.

•	In the first semester of 2013 around 37,480 people worked in different projects developed by Ecopetrol through contractors.

26

V. Second Quarter Results Conference Calls

Ecopetrol’s management will hold two webcasts to review the second quarter of 2013 results:

Spanish	English

August 1, 2013	August 1, 2013
9:00 a.m. Bogota	10:30 a.m. Bogota
10:00 a.m. New York / Toronto	11:30 a.m. New York / Toronto

The webcast will be available on Ecopetrol’s website: www.ecopetrol.com.co

Please access the website 10 minutes beforehand in order to download the necessary software. A copy of the webcast will remain available for one year following the live event.

About Ecopetrol S.A.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) is the largest company in Colombia based on revenue, profit, assets and net equity. Ecopetrol is the only Colombian vertically integrated crude oil and natural gas company with operations in Colombia, Brazil, Peru and the U.S. Gulf Coast. Its affiliates include the following companies: Andean Chemicals Limited, Bioenergy S.A, Bionergy Zona Franca S.A.S, Black Gold Re Ltd, Cenit Transporte y Logística de Hidrocarburos S.A.S, COMAI, Ecopetrol América Inc, Ecopetrol del Perú S.A, Ecopetrol Oleo e Gas do Brasil Ltda, Ecopetrol Capital AG, Ecopetrol Global Energy, Ecopetrol Global Capital S.L.U, Ecopetrol Pipelines International, Equión Energía Limited, Hocol Petroleum Limited, Hocol S.A., ODL Finance S.A, ODL S.A, Propilco, Oleoducto Bicentenario de Colombia S.A.S, Ocensa S.A, Oleoducto de Colombia, Refinería de Cartagena S.A, Santiago Oil Company y Colombia Pipelines Limited. Ecopetrol S.A. is one of the 50 largest oil companies in the world and one of the four main oil companies in Latin America. The company is majority owned by the Republic of Colombia (88.5%), and its shares trade on the Bolsa de Valores de Colombia S.A. (BVC) under the symbol ECOPETROL, in the New York Stock Exchange (NYSE) under the ticker EC, and the Toronto Stock Exchange (TSX) under the ticker ECP. The company has three business segments: 1) exploration and production, 2) transport, and 3) refining and petrochemicals.

For more information about Ecopetrol, please visit the website: www.ecopetrol.com.co

Forward-Looking Statements

This news release may contain forward-looking statements related to the prospects of the business, estimates for operating and financial results, and growth forecasts of Ecopetrol. These are projections, and, as such, are solely based on the expectations of management with regard to the company’s future and its continued access to capital to finance the company’s business plan. Such forward-looking statements depend essentially on changes in market conditions, government regulations, competitive pressures, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

Contact Information:

Investor Relations Director

Alejandro Giraldo

Telephone: +571-234-5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co

27

VI. Additional Exhibits

Unaudited Income Statement

Ecopetrol S.A.

COP$ Million	2Q 2013*	2Q 2012	1Q 2013*	Jan-Jun 2013*	Jan-Jun 2012
Income
Local Sales	4,756,710	4,630,116	4,728,449	9,485,159	9,226,900
Export Sales	8,955,104	8,463,542	8,248,181	17,203,285	17,595,733
Sales to free trade zone	1,211,473	1,295,342	1,409,533	2,621,006	2,642,951
Sale of Services	399,416	407,131	385,650	785,066	775,850
Total Income	15,322,703	14,796,131	14,771,813	30,094,516	30,241,434
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	2,925,692	3,544,900	3,319,798	6,245,490	7,103,008
Amortization and Depletion	926,572	822,807	806,166	1,732,738	1,551,439
Imported products	1,829,500	1,887,354	1,935,257	3,764,757	3,741,356
Hydrocarbon Transportation Services	1,245,018	492,553	722,775	1,967,793	998,240
Inventories and other	528,118	(270,729)	(168,884)	359,234	(532,938)

Fixed Costs
Depreciation	285,711	312,210	357,473	643,184	613,441
Contracted Services	894,087	726,138	718,445	1,612,532	1,337,856
Maintenance	370,343	306,332	294,026	664,369	551,297
Labor Costs	308,465	262,954	289,281	597,746	505,087
Other	333,614	223,350	237,861	571,475	405,862
Total Cost of Sales	9,647,120	8,307,869	8,512,198	18,159,318	16,274,648
Gross Profits	5,675,583	6,488,262	6,259,615	11,935,198	13,966,786
Operating Expenses
Administration	169,792	152,097	155,319	325,111	303,189
Selling and operational expenses	526,666	445,974	889,945	1,416,611	1,325,350
Exploration and Projects	72,027	129,681	69,068	141,095	258,095
Operating Income/Loss	4,907,098	5,760,510	5,145,283	10,052,381	12,080,152
Non Operating Income (expenses)
Financial Income	768,691	1,307,117	819,014	1,587,705	2,566,453
Financial Expenses	(739,006)	(1,212,166)	(590,878)	(1,329,884)	(2,646,637)
Interest expenses	(104,843)	(122,802)	(85,740)	(190,583)	(178,412)
Non Financial Income	241,950	54,448	50,293	292,243	125,676
Non Financial Expenses	(221,730)	(222,509)	(195,162)	(416,892)	(412,404)
Results from Subsidiaries	279,509	(33,349)	153,679	433,188	410,616

Income before income tax	5,131,669	5,531,249	5,296,489	10,428,158	11,945,444
Provision for Income Tax	1,877,863	1,855,770	1,800,806	3,678,669	3,926,913
Minority interest
Net Income	3,253,806	3,675,479	3,495,683	6,749,489	8,018,531

EBITDA	7,302,067	7,426,800	7,745,974	15,048,041	16,043,286
EBITDA MARGIN	48%	50%	52%	50%	53%
EARNINGS PER SHARE	$79.13	$89.39	$85.02	$164.15	$195.02

* Unaudited

Some figures of 2012 were reclassified to be comparable with 2013

Note: For comparisons, in the first quarter of 2013 the following items: theft and attacks, provision for law suits, expenses in communities and results of previous years were reclassified from non-operating to operating results. Additionally, the equity tax and the tax on financial transactions were reclassified to operational expenses

28

Unaudited Income Statement

Ecopetrol Consolidated

COP$ Million	2Q 2013*	2Q 2012	1Q 2013*	Jan-Jun 2013*	Jan-Jun 2012
Income
Local Sales	2,752,826	5,590,008	5,738,132	8,490,958	10,947,987
Export Sales	13,895,839	10,406,605	10,479,493	24,375,332	22,595,058
Sale of Services	946,983	512,607	528,003	1,474,986	994,098
Total Income	17,595,648	16,509,220	16,745,628	34,341,276	34,537,143
Cost of Sales
Variable Costs
Purchase of Hydrocarbons	3,149,520	3,840,706	4,006,293	7,155,813	8,526,593
Amortization and Depletion	1,062,586	965,371	937,110	1,999,696	1,865,241
Imported products	2,502,583	2,574,184	2,545,075	5,047,658	4,975,951
Hydrocarbon Transportation Services	532,010	1,330,551	294,235	826,245	1,578,311
Inventories and other	611,814	(1,483,923)	(189,308)	422,506	(1,894,152)

Fixed Costs
Depreciation	426,633	470,066	425,630	852,263	919,084
Contracted Services	908,827	737,911	723,905	1,632,732	1,357,394
Maintenance	452,060	422,835	370,026	822,086	721,129
Labor Costs	328,989	279,697	309,644	638,633	539,413
Other	517,400	403,644	397,111	914,511	711,153
Total Cost of Sales	10,492,422	9,541,042	9,819,721	20,312,143	19,300,117
Gross Profits	7,103,226	6,968,178	6,925,907	14,029,133	15,237,026
Operating Expenses
Administration	317,246	218,458	224,431	541,677	473,226
Selling and operational expenses	575,712	446,819	995,221	1,570,933	1,416,997
Exploration and Projects	283,073	309,350	152,417	435,490	499,821
Operating Income/Loss	5,927,195	5,993,551	5,553,838	11,481,033	12,846,982
Non Operating Income (expenses)
Financial Income	1,072,665	2,012,010	934,205	2,006,870	3,948,080
Financial Expenses	(987,503)	(1,911,282)	(708,934)	(1,696,437)	(3,850,197)
Interest expenses	(144,251)	(175,415)	(125,543)	(269,794)	(278,179)
Non Financial Income	249,356	83,612	68,450	317,806	166,699
Non Financial Expenses	(235,930)	(236,667)	(199,807)	(435,737)	(434,735)

Income before income tax	5,881,532	5,765,809	5,522,209	11,403,741	12,398,650
Provision for Income Tax	2,262,057	2,009,931	1,994,804	4,256,861	4,255,088
Minority interest	211,890	98,737	115,780	327,670	212,479
Net Income	3,407,585	3,657,141	3,411,625	6,819,210	7,931,083

EBITDA	7,516,080	7,420,908	7,596,480	15,112,560	15,997,650
EBITDA MARGIN	43%	45%	45%	44%	46%

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

29

Balance Sheet

Unaudited

	Ecopetrol S.A.		Ecopetrol Consolidated
COP$ Million	June 30, 2013	March 31, 2013	June 30, 2013	March 31, 2013

Assets
Current Assets
Cash and cash equivalents	2,773,625	3,784,968	6,747,229	7,182,508
Investments	767,307	1,001,519	1,693,367	982,591
Accounts and notes receivable	6,444,633	5,275,217	5,473,970	5,707,978
Inventories	2,326,607	2,678,177	2,857,239	3,089,401
Other	5,681,378	4,739,881	7,087,479	6,047,320
Total Current Assets	17,993,550	17,479,762	23,859,284	23,009,798
Non Current Assets
Investments	28,245,109	19,175,950	2,306,896	5,470,051
Accounts and notes receivable	1,572,514	1,556,069	494,725	476,940
Property, plant and equipment, net	18,129,412	23,313,035	40,201,203	38,470,775
Natural and environmental properties, Net	15,488,365	15,384,606	19,008,384	18,535,253
Resources delivered to administration	312,984	331,109	346,037	478,810
Other	16,682,666	23,126,508	28,104,428	28,125,434
Total Non Current Assets	80,431,050	82,887,277	90,461,673	91,557,263
Total Assets	98,424,600	100,367,039	114,320,957	114,567,061

Liabilities and Equity
Current Liabilities
Financial obligations	118,064	556,850	694,180	1,006,479
Accounts payable and related parties	15,586,753	17,977,187	16,577,552	18,392,393
Estimated liabilities and provisions	1,273,755	1,124,508	2,432,825	2,034,004
Other	3,970,093	7,622,095	4,758,109	8,515,393
Total Current Liabilities	20,948,665	27,280,640	24,462,666	29,948,269
Long Term Liabilities
Financial obligations	5,833,187	4,954,587	14,588,586	13,324,321
Labor and pension plan obligations	4,257,292	4,160,086	4,262,225	4,166,949
Estimated liabilities and provisions	4,187,209	4,240,108	4,351,374	4,398,072
Other	2,721,679	2,587,464	3,671,364	3,458,947
Total Long Term Liabilities	16,999,367	15,942,245	26,873,549	25,348,289
Total Liabilities	37,948,032	43,222,885	51,336,215	55,296,558
Minority Interest			2,973,127	2,726,705
Equity	60,476,568	57,144,154	60,011,615	56,543,798

Total Liabilities and Shareholders' Equity	98,424,600	100,367,039	114,320,957	114,567,061

Memorandum Debtor Accounts *	141,851,796	133,287,165	153,520,173	145,010,633
Memorandum Creditor Accounts *	128,626,927	110,850,885	128,739,594	115,079,205

Notes

*	Under Colombian GAAP, these accounts represent facts or circumstances from which rights or obligations could derive and affect the Company, however, these accounts are not included in the Balance Sheet.

Some figures of the first quarter of 2013 were reclassified to be comparable with the balance as of June 30, 2013

30

Unaudited Cash Flow Statement

Ecopetrol S.A.

COP$ million	2Q 2013 *	2Q 2012	1Q 2013*	Ene-Jun 2013*	Ene-Jun 2012

Cash flow provided by operating activities:
Net income	3,253,806	3,675,479	3,495,683	6,749,489	8,018,531
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	1,364,970	1,456,323	1,357,689	2,722,659	2,672,481
Net provisions	332,276	109,310	11,069	343,345	233,726
Disposal of property, plant and equipment	702	(36)	10,748	11,450	114
Loss for disposal of property, plant and equipment	19,438	-	-	19,438	-
Loss for disposal of natural and environmental resources	-	-	-	-	3,490
Loss for disposal of other assets	-	-	-	-	-
Loss (Income) from equity method on affiliated companies	(279,510)	33,348	(153,678)	(433,188)	(410,616)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(584,473)	(959,449)	(1,251,110)	(1,835,583)	220,308
Inventories	386,620	(84,014)	(370,693)	15,927	(316,743)
Deferred and other assets	(586,553)	(89,003)	490,078	(96,475)	395,143
Accounts payable and related parties	279,460	(497,657)	(502,656)	(223,196)	1,696,227
Taxes payable	(3,275,376)	(4,771,670)	263,469	(3,011,907)	(3,387,502)
Labor obligations	30,964	28,097	(27,062)	3,902	(14,263)
Estimated liabilities and provisions	(13,665)	(68,270)	27,840	14,175	(183,544)
Cash provided by operating activities	928,659	(1,167,542)	3,351,377	4,280,036	8,927,352

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(1,711,696)	(444,395)	(3,644,074)	(5,355,770)	(7,315,711)
Redemption of investment securities	3,976,560	4,400,585	3,947,693	7,924,253	6,858,221
Sale of property, plant and equipment	102,790	-	-	102,790	-
Investment in natural and environmental resources	(1,394,923)	(1,009,181)	(468,116)	(1,863,039)	(1,551,182)
Additions to property, plant and equipment	(225,627)	(834,476)	(750,147)	(975,774)	(2,026,055)
Net cash generated by investing activities	747,104	2,112,533	(914,644)	(167,540)	(4,034,727)

Cash flows from financing activities:
Financial obligations	287,550	(173,986)	(63,016)	224,534	(245,302)
Capitalization	10	-	-	10	-
Dividends	(2,974,666)	(4,919,777)	(3,848,860)	(6,823,526)	(4,887,235)
Net cash used in financing activities	(2,687,106)	(5,093,763)	(3,911,876)	(6,598,982)	(5,132,537)

Net increase (decrease) in cash and cash equivalents	(1,011,343)	(4,148,772)	(1,475,143)	(2,486,486)	(239,912)
Cash and cash equivalents at the beginnig of the year	3,784,968	8,211,902	5,260,111	5,260,111	4,303,043
Cash and cash equivalents at the end of the year	2,773,625	4,063,130	3,784,968	2,773,625	4,063,131

NOTES:

* Not audited

Some figures of 2012 were reclassified to be comparable with 2013

31

Unaudited Cash Flow Statement

Ecopetrol Consolidated

COP$ million	2Q 2013 *	2Q 2012	1Q 2013*	Jan-Jun 2013*	Jan-Jun 2012

Cash flow provided by operating activities:
Net income	3,407,585	3,657,141	3,411,625	6,819,210	7,931,083
Adjustments to reconcile net income to cash provided by operating activities:
Minority interest	211,890	98,737	115,780	327,670	212,479
Depreciation, depletion and amortization	1,448,949	1,823,454	1,674,653	3,123,602	3,407,215
Net provisions	380,080	115,315	16,270	396,350	243,909
Disposal of property, plant and equipment	11,497	-	-	11,497	-
Loss for disposal of property, plant and equipment	402,121	(36)	10,748	412,869	114
Loss for disposal of natural and environmental resources	-	-	-	-	3,490
Loss for disposal of other assets	-	-	-	-	-
Loss (Income) from equity method on affiliated companies	(29,785)	(31,611)	(5,955)	(35,740)	(53,535)
Net changes in operating assets and liabilities:
Accounts and notes receivable	(570,431)	(1,238,556)	(884,563)	(1,454,994)	(1,967,036)
Inventories	255,659	(130,480)	(367,576)	(111,917)	(398,351)
Deferred and other assets	(563,388)	(167,193)	490,709	(72,679)	131,810
Accounts payable and related parties	772,599	(16,347)	(799,255)	(26,656)	2,349,261
Taxes payable	(3,013,358)	(4,673,081)	200,846	(2,812,512)	(3,691,608)
Labor obligations	(118,798)	38,067	(49,479)	(168,277)	(29,704)
Estimated liabilities and provisions	313,025	(654,436)	272,021	585,046	(53,174)
Cash provided by operating activities	2,907,645	(1,179,026)	4,085,825	6,993,469	8,085,953

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	-	-	-	-	-
Purchase of investment securities	(906,782)	(444,395)	(3,451,649)	(4,358,431)	(7,315,711)
Redemption of investment securities	3,576,202	4,700,983	4,371,961	7,948,163	7,175,257
Sale of property, plant and equipment	103,087	-	-	103,087	-
Investment in natural and environmental resources	(2,135,411)	(1,171,691)	(866,406)	(3,001,817)	(2,712,844)
Additions to property, plant and equipment	(1,510,544)	(2,136,508)	(1,805,456)	(3,316,000)	(3,284,722)
Net cash used in investing activities	(873,449)	948,389	(1,751,550)	(2,624,999)	(6,138,020)

Cash flows financing activities:
Minority interest	(8,758)	(430)	8,758	-	(7,075)
Financial obligations	562,760	718,315	747,645	1,310,405	2,319,522
Capitalization	10	-	-	10	-
Dividends	(3,023,486)	(4,919,777)	(3,848,860)	(6,872,346)	(4,887,235)
Net cash used in financing activities	(2,469,475)	(4,201,892)	(3,092,457)	(5,561,932)	(2,574,788)

Net increase (decrease) in cash and cash equivalents	(435,279)	(4,432,529)	(758,182)	(1,193,461)	(626,855)
Cash and cash equivalents at the beginnig of the year	7,182,508	10,391,302	7,940,690	7,940,690	6,585,628
Cash and cash equivalents at the end of the year	6,747,229	5,958,773	7,182,508	6,747,229	5,958,773

Notes

* According to the Public Accounting Framework, Colombian companies only have the obligation to consolidate their financial statements at the end of each fiscal year. Therefore, the quarterly figures in this report are not audited and they do not constitute a formal consolidation of Ecopetrol's financial statements though they do adjust to the methodology defined for this purpose.

Some figures of 2012 were reclassified to be comparable with 2013

32

Reconciliation of EBITDA

Ecopetrol S.A.

COP$ Millions	2Q 2013 *	2Q 2012 *	1Q 2013*	Jan-Jun 2013*	Jan-Jun 2012*
RECONCILIATION NET INCOME TO EBITDA
Net Income	3,253,806	3,675,479	3,495,683	6,749,489	8,018,531
Depreciations, depletions and amortizations	1,310,590	1,240,028	1,260,294	2,570,884	2,365,713
Net Interest	45,028	22,216	28,241	73,269	(31,236)
Interest, Tax, Depreciations and Amortizations in subsidiaries	587,864	486,387	510,850	1,098,713	1,034,176
Other Taxes	226,916	146,921	650,100	877,017	729,189
Provision for income tax	1,877,863	1,855,769	1,800,806	3,678,669	3,926,913
UNCONSOLIDATED EBITDA	7,302,067	7,426,800	7,745,974	15,048,041	16,043,286

Ecopetrol Consolidated

COP$ Millions	2Q 2013 *	2Q 2012 *	1Q 2013*	Jan-Jun 2013*	Jan-Jun 2012*
RECONCILIATION NET INCOME TO EBITDA
Net income	3,407,585	3,657,141	3,411,625	6,819,210	7,931,083
Depreciations, depletions and amortizations	1,647,605	1,603,240	1,479,308	3,126,913	3,071,064
Net Interest	87,458	81,374	71,544	159,002	73,922
Minority interest	(152,879)	(126,046)	(135,837)	(288,716)	(249,345)
Other Taxes	264,254	195,268	775,036	1,039,290	915,838
Provision for income tax	2,262,057	2,009,931	1,994,804	4,256,861	4,255,088
CONSOLIDATED EBITDA	7,516,080	7,420,908	7,596,480	15,112,560	15,997,650

* Not audited

Some figures of 2012 were reclassified to be comparable with 2013

33

VII. Subsidiaries Results

Note: The financial statements of subsidiaries are not audited.

Exploration and Production

1.	Hocol

Income Statement
(COP$ Billion)	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	0.3	0.7	0.4	2.7
Export Sales	543.4	920.6	1,314.3	2,005.9
Total Sales	543.7	921.3	1,314.7	2,008.6
Variable Costs	350.0	644.8	866.6	1,351.5
Fixed Costs	90.9	111.9	179.7	212.9
Cost of Sales	440.9	756.7	1,046.3	1,564.4
Gross profit	102.8	164.6	268.4	444.2
Operating Expenses	51.0	77.9	73.6	115.9
Operating Profit	51.8	86.7	194.8	328.3
Non operating, net	2.3	25.4	(2.7)	34.7
Profit/(Loss) before taxes	54.1	112.1	192.1	363.0
Income tax	20.2	36.2	66.8	100.2
Net Income/Loss	33.9	75.9	125.3	262.8

TOTAL EBITDA *	154.7	238.5	395.5	629.4
EBITDA margin	28.5%	25.9%	30.1%	31.3%
EBITDA to EC GROUP**	154.7	238.5	395.5	629.4

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of June 30, 2013	As of March 31, 2013
Current Assets	818.5	915.3
Long Term Assets	1,862.3	1,802.5
Total Assets	2,680.8	2,717.8
Current Liabilities	382.9	468.4
Long Term Liabilities	210.8	208.5
Deferred taxes	-	-
Total Liabilities	593.7	676.9
Equity	2,087.1	2,040.9
Total Liabilities and Shareholders´ Equity	2,680.8	2,717.8

34

2.	Savia Peru

Income Statement
US$ million	II trim. 2013	II trim. 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	85.0	162.1	173.3	240.2
Export Sales	-	-	-
Sales of services	-	-	-	-
Total Sales	85.0	162.1	173.3	240.2
Variable Costs	30.7	40.4	58.5	58.1
Fixed Costs	21.7	40.3	43.6	56.6
Cost of Sales	52.4	80.7	102.1	114.7
Gross profit	32.6	81.4	71.2	125.6
Operating Expenses	21.2	25.1	37.8	35.4
Operating Profit	11.4	56.3	33.4	90.2
Profit/(Loss) before taxes	11.4	57.2	33.4	90.2
Income tax	0.2	13.9	6.0	24.5
Employee profit sharing	$0	$0	$0	$0
Deferred taxes	3.9	3.6	5.7	3.2
Minority interest
Net Income/Loss	7.3	39.7	21.7	62.4

EBITDA	34.4	96.9	76.4	145.8
EBITDA margin	41%	60%	44%	61%

Balance Sheet
US$ million	As of June 30, 2013	At March 31, 2013
Current Assets	173.2	190.6
Long Term Assets	715.8	699.3
Total Assets	889.0	889.9
Current Liabilities	238.4	238.9
Long Term Liabilities	109.3	117.0
Deferred taxes
Total Liabilities	347.7	355.9
Equity	541.2	534.0
Total Liabilities and Shareholders´ Equity	889.0	889.9

35

3.	Equion

Income Statement
(COP$ Billion)	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	50.4	46.3	98.8	101.6
Export Sales	502.9	464.4	892.6	971.9
Total Sales	553.3	510.7	991.4	1,073.5
Variable Costs	219.2	176.9	488.0	389.3
Fixed Costs	37.5	41.5	67.7	73.0
Cost of Sales	256.7	218.4	555.7	462.3
Gross profit	296.6	292.3	435.7	611.2
Operating Expenses	7.4	27.7	24.8	40.3
Operating Profit	289.2	264.6	410.9	570.9
Non operating, net	(8.6)	30.3	12.7	47.6
Profit/(Loss) before taxes	280.6	294.9	423.6	618.5
Income tax	90.8	113.4	179.9	217.6
Net Income/Loss	189.8	181.5	243.7	400.9

TOTAL EBITDA *	339.1	363.8	538.1	750.2
EBITDA margin	61.3%	71.2%	54.3%	69.9%
EBITDA to EC GROUP**	173.0	185.5	274.4	382.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
(COP$ Billion)	As of June 30, 2013	As of March 31, 2013
Current Assets	1,735.0	1,691.7
Long Term Assets	1,587.0	1,513.6
Total Assets	3,322.0	3,205.3
Current Liabilities	678.1	814.8
Long Term Liabilities	255.0	237.7
Total Liabilities	933.1	1,052.5
Equity	2,388.9	2,152.8
Total Liabilities and Shareholders´ Equity	3,322.0	3,205.3

36

Refining and Petrochemical

1.	Propilco

Sales volume (tons)	2Q 2013	2Q 2012	1H 2013	1H 2012
Polypropylene	106,521.5	91,568.3	192,522.1	192,660.3
Polypropylene marketing for COMAI	3,038.6	2,588.0	5,892.6	5,384.2
Polyethylene marketing	4,026.9	2,642.0	7,935.2	5,444.8
Total	113,587.0	96,798.3	206,349.9	203,489.3

Income Statement
(COP$ Billion)	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	178.3	151.4	333.5	320.7
Export Sales	195.9	177.1	355.4	362.6
Total Sales	374.2	328.5	688.9	683.3
Variable Costs	320.2	274.4	589.3	568.2
Fixed Costs	29.1	26.8	57.1	54.3
Cost of Sales	349.3	301.2	646.4	622.5
Gross profit	24.9	27.3	42.5	60.8
Operating Expenses	36.0	32.4	61.5	60.2
Operating Profit	(11.1)	(5.1)	(19.0)	0.6
Non operating, net	14.0	13.6	15.3	13.5
Profit/(Loss) before taxes	2.9	8.5	(3.7)	14.1
Income tax	0.7	(2.9)	1.4	(0.9)
Net Income/Loss	2.2	11.4	(5.1)	15.0

TOTAL EBITDA *	15.6	24.9	30.6	53.6
EBITDA margin	4.2%	7.6%	4.4%	7.8%
EBITDA to EC GROUP**	15.6	24.9	30.6	53.6

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of June 30, 2013	As of March 31, 2013
Current Assets	659.6	612.0
Long Term Assets	510.9	513.4
Total Assets	1,170.5	1,125.4
Current Liabilities	401.8	356.0
Long Term Liabilities	97.1	100.3
Total Liabilities	498.9	456.3
Equity	671.6	669.1
Total Liabilities and Shareholders´ Equity	1,170.5	1,125.4

37

2.	Reficar

Sales Volume (mbd)	2Q 2013	2Q 2012	1H 2013	1H 2012
Local	47.3	47.8	48.4	44.8
International	52.6	47.6	52.1	52.1
Total	99.9	95.4	100.5	96.9

Income Statement
(COP$ Billion)	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Local Sales	915.5	972.4	1,928.6	1,565.4
Export Sales	1,002.0	1,048.7	1,927.1	1,732.9
Total Sales	1,917.5	2,021.1	3,855.7	3,298.3
Variable Costs	1,841.0	2,064.4	3,737.4	3,308.9
Fixed Costs	64.4	81.8	125.4	127.1
Cost of Sales	1,905.4	2,146.2	3,862.8	3,436.0
Gross profit	12.1	(125.1)	(7.1)	(137.7)
Operating Expenses	43.8	30.4	102.9	88.0
Operating Profit	(31.7)	(155.5)	(110.0)	(225.7)
Non Operating income	72.2	44.3	93.9	292.7
Non Operating expenses	(85.9)	(64.1)	(146.6)	(124.6)
Profit/(Loss) before taxes	(45.4)	(175.3)	(162.7)	(57.6)
Income tax	0.6	1.1	1.2	1.9
Net Income/Loss	(46.0)	(176.4)	(163.9)	(59.5)

TOTAL EBITDA*	(6.5)	(129.48)	(48.37)	49.03
EBITDA margin	(0.3)%	(6.4)%	(1.3)%	1.5%
EBITDA to EC GROUP**	(6.5)	(129.5)	(48.4)	49.0

* EBITDA (COLGAAP) contribution to EC group

** Total EBITDA of the company under COLGAAP

Balance Sheet
COP$ Billion	As of June 30, 2013	As of March 31, 2013
Current Assets	1,557.9	1,826.7
Long Term Assets	10,696.6	10,005.7
Total Assets	12,254.5	11,832.4
Current Liabilities	1,601.2	2,317.1
Long Term Liabilities	7,491.7	7,224.8
Total Liabilities	9,092.9	9,541.9
Equity	3,161.6	2,290.5
Total Liabilities and Shareholders´ Equity	12,254.5	11,832.4

38

Transport

1.	Cenit

The financial information presented corresponds to Cenit individually, recognizing application of the participation method to the earnings of the other transport companies of the business group.

Transported volumes (mbod)	2Q 2013	1H 2013
Crude	944.0	950.1
Refined Products	240.0	239.1
Total	1,184.0	1,189.2

Income Statement

(COP$ Billion)	2Q 2013	Jan-Jun 2013
Sales of services	635.9	635.9
Total Sales	635.9	635.9
Variable Costs	14.8	14.8
Fixed Costs	440.9	440.9
Cost of Sales	455.7	455.7
Gross profit	180.2	180.2
Operating Expenses	73.8	78.9
Operating Profit	106.4	101.3
Non operating, net	214.5	345.6
Profit/(Loss) before taxes	320.9	446.9
Income tax	31.5	31.5
Net Income/Loss	289.4	415.4

TOTAL EBITDA *	397.2	523.3
EBITDA margin	62.5%	82.3%
EBITDA to EC GROUP**	397.2	523.3

* Total EBITDA of the company under COLGAAP

**EBITDA (COLGAAP) contribution to EC group

Balance Sheet
COP$ Billion	As of June 30, 2013
Current Assets	626.60
Long Term Assets	16,220.00
Total Assets	16,846.60
Current Liabilities	2,288.40
Long Term Liabilities	43.00
Total Liabilities	2,331.40
Equity	14,515.20
Total Liabilities and Shareholders´ Equity	16,846.6

39

Biofuels

1.	Ecodiesel

Sales volume (mboed)	2Q 2013	2Q 2012	1H 2013	1H 2012
Biodiesel	2.2	2.3	2.2	2.2
Glycerin	0.2	0.2	0.2	0.2
Total	2.4	2.5	2.4	2.4

Income Statement

(COP$ Billion)	2Q 2013	2Q 2012	Jan-Jun 2013	Jan-Jun 2012
Domestic sales	71.2	87.2	137.4	167.1
Sales of services	-	-	-	-
Total Sales	71.2	87.2	137.4	167.1
Variable Costs	60.2	75.1	115.7	144.1
Fixed Costs	-	-	-	-
Cost of Sales	60.2	75.1	115.7	144.1
Gross profit	11.0	12.1	21.7	23.0
Operating Expenses	2.8	6.4	5.0	15.1
Operating Profit	8.2	5.7	16.7	7.9
Non operating, net	(1.6)	(2.2)	(2.9)	(4.4)
Profit/(Loss) before taxes	6.6	3.5	13.8	3.5
Income tax	0.3	-	0.6	-
Minority interest	-	-	-	-
Net Income	6.3	3.5	13.2	3.5

EBITDA	10.2	11.3	19.9	21.9
EBITDA margin	14%	13%	14%	13%

Balance Sheet
COP$ Billion	As of June 30, 2013	As of March 31, 2013
Current Assets	63.7	66.7
Long Term Assets	79.4	80.5
Total Assets	143.1	147.2
Current Liabilities	56.1	63.9
Long Term Liabilities	43.2	45.8
Total Liabilities	99.3	109.7
Equity	43.8	37.5
Total Liabilities and Shareholders' Equity	143.1	147.2

40